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                        U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                   FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                    0-08305

                                                                  CUSIP NUMBER
                                                                   982554 10 7


(Check One):
/X/Form 10-K and Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-Q and Form 10-QSB / /Form N-SAR

    For Period Ended: December 31, 1998
    / /Transition Report on Form 10-K
    / /Transition Report on Form 20-F
    / /Transition Report on Form 11-K
    / /Transition Report on Form 10-Q
    / /Transition Report on Form N-SAR

    For the Transition Period Ended:
                                    ------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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PART I--Registrant Information

Full Name of Registrant:  The Writer Corporation.

Former Name if Applicable:

Address of Principal Executive Office (STREET AND NUMBER): 6061 S. Willow
    Drive #232, City, State and Zip Code: Englewood, Colorado 80111

PART II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b)
[Pp 23,047], the following should be completed.  (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

During the final stages of preparation of the subject report on form 10K the Company received a copy of an award of damages against the Company from a pending arbitration proceedings. The amount of the award is not readily ascertainable from its face and appears to have internal inconsistencies. In addition, the defense of the

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Company in that arbitration was undertaken by its insurer with a reservation of rights. Although the Company does not believe that the amount of the award not covered by insurance will be material for financial reporting purposes, additional time is needed to quantify loss exposure, clarify insurance coverage and analyze the impact of the award upon items of disclosure, including possible impacts upon the Company's cash flow. The Company does not believe that these issues can be meaningfully disclosed based upon the information currently available to it or which can be reasonably and economically obtained prior to the filing deadline for Form 10K, but believes that within the extension period it will have sufficient information to determine whether disclosure is required and whether there will be a material impact upon the financial condition of the Company as a result of such award.


Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification.

Daniel J. Nickless       (303)       779-4100
     (Name)           (Area Code)(Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / /No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                / / Yes   /X/No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               THE WRITER CORPORATION
                               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 22, 1999.                  By: /s/ Daniel J. Nickless, COO
                                          --------------------------------
                                          Daniel J. Nickless, COO

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec. 18 U.S.C. 1001).